UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Maase Inc. (the “Company”) is furnishing this Current Report on Form 6-K (this “Form 6-K”) to provide the unaudited condensed combined financial statements of Times Good Limited (“Times Good”), a wholly-owned subsidiary of the Company, for the six months ended December 31, 2025, and the related notes thereto. These financial statements supplement the financial information regarding the Company’s acquisition of Times Good that the Company provided in the Current Report on Form 6-K of the Company furnished with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2026.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-277814) filed with the SEC on March 11, 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Combined Financial Statements of Times Good Limited for the Six Months Ended December 31, 2025 and Related Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: August 5, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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